EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 3, 2018 and for the first two quarters ended August 18, 2018 and August 12, 2017.

	August 18,	August 12,	February 3,	January 28,	January 30,	January 31,	February 1,
	2018	2017	2018	2017	2016	2015	2014
	(28 weeks)	(28 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
(In millions, except ratio)
Earnings:
Earnings before tax expense	$3,262	$985	$1,484	$2,914	$3,094	$2,649	$2,282
Fixed charges	615	606	1,132	1,037	903	896	797
Capitalized interest	(5)	(8)	(12)	(13)	(9)	(5)	(5)

Pre-tax earnings before fixed charges	$3,872	$1,583	$2,604	$3,938	$3,988	$3,540	$3,074

Fixed charges:
Interest	$341	$323	$613	$535	$491	$493	$448
Portion of rental payments deemed to be interest	274	283	519	502	412	403	349

Total fixed charges	$615	$606	$1,132	$1,037	$903	$896	$797

Ratio of earnings to fixed charges	6.3	2.6	2.3	3.8	4.4	4.0	3.9